Exhibit 99.1

Hash Shah joins Azure Power as Chief Executive Officer

New Delhi, July 1, 2022: Azure Power (NYSE: AZRE) (“Azure” or “the Company”), a leading sustainable energy solutions provider and renewable power producer in India, today announced in continuation to its update on May 6, 2022, that Mr. Harsh Shah has joined the Company today as its Chief Executive Officer.

Harsh brings deep business and leadership experience with strong track record of building large infrastructure platforms, developing high performance teams and delivering operational and financial success. Prior to Azure, he was the CEO at IndiGrid, India’s first and largest Infrastructure Investment Trust (InvIT) in the Indian energy sector. Harsh has also served as CFO at Sterlite Power and worked with AGNI Inc., L&T Infrastructure Finance, Procter & Gamble and HEC Infra.

Alan Rosling, Chairman of the Board of Directors of Azure said, “We are delighted to have Harsh on board with us at Azure and are confident that under his leadership Azure will grow rapidly in India’s exciting renewable energy sector.”

Harsh Shah, CEO Azure Power, said on this occasion, “I am delighted to join Azure team today. This is a tremendous time to be in the Indian renewable energy space and Azure is certainly placed very well to seize this big growth opportunity that India presents. I am thankful to the Board and the team for the warm welcome and I look forward to prioritise our efforts to take Azure to greater heights.”

About Azure Power

Azure Power is a leading independent sustainable energy solutions provider, and power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets.

We developed India's first utility scale solar project in 2009 and since then, Azure Power has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

We also partner with commercial and industrial customers in their decarbonization journey by providing comprehensive solutions for their clean energy needs.

For more information about us, visit: www.azurepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; curtailment; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other

Exhibit 99.1

risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

For more information:

Investor Contact

Vikas Bansal

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com